Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES INCREASED CASH QUARTERLY DISTRIBUTION BY 50% TO $0.15

ATHENS, GREECE – 01/24/2022 — Capital Product Partners L.P. (NASDAQ: CPLP) today announced that its board of directors has declared an increased cash distribution of $0.15 per common unit for the fourth quarter of 2021 ended December 31, 2021. This represents an increase by 50% compared to the common unit cash distribution announced for the previous quarter.

The fourth quarter common unit cash distribution will be paid on February 10, 2022 to common unit holders of record on February 3, 2022.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 21 vessels, including 11 Neo-Panamax container vessels, three Panamax container vessels, one Capesize bulk carrier and six latest generation LNG carriers.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.